Exhibit 2

Contents
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS	3
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	4
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	5
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	6
CONSOLIDATED INCOME STATEMENTS	8
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	9
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	10
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	11
CONSOLIDATED STATEMENTS OF Cash Flow	12
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	13
1. Description of business and nature of operations	13
2. Significant accounting policies	13
3. Critical judgments and estimation uncertainties	23
4. Future changes in accounting policies	26
5. Expenses	27
6. Trade and other receivables	28
7. Trade and other payables	28
8. Inventories	29
9. Mining interests	30
10. Impairment	32
11. Long-term debt	34
12. Gold stream obligation	38
13. Derivative instruments	39
14. Share capital	42
15. Discontinued operations	44
16. Income and mining taxes	47
17. Reclamation and closure cost obligations	51
18. Supplemental cash flow information	52
19. Segmented information	53
20. Capital risk management	57
21. Financial risk management	57
22. Fair value measurement	63

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23. Operating leases	65
24. Compensation of key management personnel	66
25. Commitments and contingencies	66

2

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of New Gold Inc. The financial information presented in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by Deloitte LLP, the Company’s independent registered public accounting firm, in accordance with standards of the Public Company Accounting Oversight Board (United States).

(Signed) Renaud Adams	(Signed) Robert Chausse

Renaud Adams	Robert Chausse
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

February 13, 2019

3

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the President and Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act as of December 31, 2018. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2018, the Company’s internal control over financial reporting is effective based on those criteria. There are no material weaknesses that have been identified by management.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2018.

(Signed) Renaud Adams	(Signed) Robert Chausse

Renaud Adams	Robert Chausse
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada

February 13, 2019

4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of New Gold Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of New Gold Inc. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated income statements, statements of comprehensive income (loss), statements of changes in equity and statements of cash flow, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

“/s/ Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 13, 2019

We have served as the Company's auditor since 2007.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of New Gold Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated February 13, 2019 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

“/s/ Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 13, 2019

7

CONSOLIDATED INCOME STATEMENTS

		Year ended ended December 31
(in millions of U.S. dollars, except per share amounts)	Note	2018	2017
Revenues		604.5	388.7
Operating expenses	5	325.4	198.3
Depreciation and depletion		239.9	160.1
Revenue less cost of goods sold		39.2	30.3

Corporate administration		23.2	23.7
Corporate restructuring(1)		4.1	4.2
Share-based payment expenses	14	0.7	5.1
Asset impairment	10	1,054.8	268.4
Exploration and business development		3.0	6.4
Loss from operations		(1,046.6)	(277.5)

Finance income	5	1.5	1.1
Finance costs	5	(69.0)	(12.8)
Other gains	5	18.1	46.6
Loss before taxes		(1,096.0)	(242.6)
Income tax recovery	16	25.2	84.6
Loss from continuing operations(2)		(1,070.8)	(158.0)
(Loss) earnings from discontinued operations, net of tax(2)	15	(154.9)	50.0
Net loss		(1,225.7)	(108.0)
Loss from continuing operations per share
Basic	14	(1.85)	(0.28)
Diluted	14	(1.85)	(0.28)
Net loss per share
Basic	14	(2.12)	(0.19)
Diluted	14	(2.12)	(0.19)
Weighted average number of shares outstanding (in millions)
Basic	14	578.7	564.7
Diluted	14	578.7	564.7
1.	In 2018, the Company recognized a restructuring charge of $4.1 million in severance and other termination benefits related to changes at the executive leadership level of the organization. In 2017, the Company recognized a restructuring charge of $4.2 million in severance and other termination benefits related to restructuring its corporate office workforce.
2.	For the year ended December 31, 2018 and comparative periods, both Peak Mines and Mesquite have been classified as discontinued operations and accordingly earnings and cash flows from continuing operations are presented exclusive of Peak Mines and Mesquite. Peak Mines was sold in April 2018 and Mesquite was sold in October 2018. Refer to Note 15 for further details.

See accompanying notes to the consolidated financial statements.

8

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year ended December 31
(in millions of U.S. dollars)	Note	2018	2017
Net loss		(1,225.7)	(108.0)
Other comprehensive income
Unrealized loss on mark-to-market of diesel swap contracts		-	(0.4)
Reclassification of realized loss on settlement of diesel swap contracts		-	0.3
Gain (loss) on revaluation of gold stream obligation	12	66.6	(7.6)
Deferred income tax related to derivative contracts and gold stream obligation	12	(21.6)	1.8
Total other comprehensive income (loss)		45.0	(5.9)
Total comprehensive loss		(1,180.7)	(113.9)

See accompanying notes to the consolidated financial statements.

9

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31	As at December 31
(in millions of U.S. dollars)	Note	2018	2017
Assets
Current assets
Cash and cash equivalents		103.7	216.2
Trade and other receivables	6	35.9	27.1
Inventories	8	141.8	193.2
Current income tax receivable		4.3	12.9
Prepaid expenses and other		4.7	5.6
Total current assets		290.4	455.0
Non-current inventories	8	14.9	78.7
Mining interests	9	1,853.4	3,200.4
Deferred tax assets	16	-	171.6
Other	15	10.9	2.6
		2,169.6	3,908.3
Assets held for sale	15	-	109.0
Total assets		2,169.6	4,017.3
Liabilities and equity
Current liabilities
Trade and other payables	7	130.9	178.2
Deferred benefit – Peak sale prepayment	15	-	3.0
Total current liabilities		130.9	181.2
Reclamation and closure cost obligations	17	86.1	121.5
Gold stream obligation	12	161.9	249.0
Long-term debt	11	780.5	1,007.7
Deferred tax liabilities	16	41.5	250.3
Other		9.4	5.3
		1,210.3	1,815.0
Liabilities held for sale	15	-	62.8
Total liabilities		1,210.3	1,877.8
Equity
Common shares	14	3,035.2	3,036.5
Contributed surplus		105.0	103.2
Other reserves		6.1	(38.9)
Deficit		(2,187.0)	(961.3)
Total equity		959.3	2,139.5
Total liabilities and equity		2,169.6	4,017.3

See accompanying notes to the consolidated financial statements.

Approved and authorized by the Board of Directors on February 13, 2019

“Ian Pearce”	“Marilyn Schonberner”
Ian Pearce, Director	Marilyn Schonberner, Director

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year ended Decemebr 31
(in millions of U.S. dollars)	Note	2018	2017
Common shares
Balance, beginning of period		3,036.5	2,859.0
Common share issuance	14	0.3	176.1
Shares issued for exercise of options and vested PSUs		0.3	1.4
Reversal of deferred tax recovery	14	(1.9)	-
Balance, end of period		3,035.2	3,036.5
Contributed surplus
Balance, beginning of period		103.2	100.5
Exercise of options and vested PSUs	14	(0.3)	(0.8)
Equity settled share-based payments		2.1	3.5
Balance, end of period		105.0	103.2
Other reserves
Balance, beginning of period		(38.9)	(33.0)
Change in fair value of hedging instruments (net of tax)		-	(0.1)
Gain on revaluation of gold stream obligation (net of tax)	12	45.0	(5.8)
Balance, end of period		6.1	(38.9)
deficit
Balance, beginning of period		(961.3)	(853.3)
Net loss		(1,225.7)	(108.0)
Balance, end of period		(2,187.0)	(961.3)
Total equity		959.3	2,139.5

See accompanying notes to the condensed consolidated financial statements.

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CONSOLIDATED STATEMENTS OF Cash Flow

		Year ended December 31
(in millions of U.S. dollars)	Note	2018	2017
Operating activities
Loss from continuing operations		(1,070.8)	(158.0)
Adjustments for:
Foreign exchange (gains) loss	5	(6.6)	(43.8)
Asset impairment	10	1,054.8	268.4
Reclamation and closure costs paid	17	(1.2)	(1.4)
Gain on disposal of El Morro stream		-	(33.0)
Depreciation and depletion		241.2	160.4
Other non-cash adjustments	18	9.0	39.0
Income tax expense (recovery)	16	(25.2)	(84.6)
Finance income	5	(1.5)	(1.1)
Finance costs	5	69.0	12.8
		268.7	158.7
Change in non-cash operating working capital	18	(71.6)	43.8
Income taxes paid		(4.1)	(5.4)
Operating cash flows generated from continuing operations(1)		193.0	197.1
Operating cash flows generated from discontinued operations	15	52.1	145.1
Cash generated from operations		245.1	342.2
Investing activities
Mining interests		(213.9)	(554.2)
Proceeds from the sale of Peak Mines, net of transaction costs	15	42.4	2.6
Proceeds from sale of Mesquite, net of transaction costs and other adjustments	15	149.8	-
Proceeds from the sale of the El Morro stream and other assets		1.1	65.3
Interest received		1.2	1.0
Gold price option contract investment costs		-	(0.9)
Investing cash flows used by continuing operations(1)		(19.4)	(486.2)
Investing cash flows used by discontinued operations	15	(12.8)	(47.4)
Cash used by investing activities		(32.2)	(533.6)
Financing activities
Proceeds received from exercise of options	14	-	0.6
Net proceeds received from issuance of common shares	14	-	164.7
(Repayment) drawdown of Credit Facility	11	(230.0)	130.0
Finance lease payments		(4.0)	-
Cash settlement of gold stream obligation	12	(14.9)	(1.1)
Issuance of senior unsecured notes, net of transaction costs	11	-	294.6
Repayment of senior unsecured notes	11	-	(305.3)
Financing initiation costs		(0.6)	-
Interest paid		(63.2)	(63.7)
Cash (used by) generated by financing activities		(312.7)	219.8
Effect of exchange rate changes on cash and cash equivalents		(0.5)	1.9
Cash and cash equivalents sold with the sale of Mesquite		(6.5)	-
Cash and cash equivalents sold with the sale of Peak Mines		(5.7)	-
Change in cash and cash equivalents		(112.5)	30.3
Cash and cash equivalents, beginning of period		216.2	185.9
Cash and cash equivalents, end of period		103.7	216.2
Cash and cash equivalents are comprised of:
Cash		64.3	161.3
Short-term money market instruments		39.4	54.9
		103.7	216.2
1.	For the year ended December 31, 2018 and comparative periods, both Peak Mines and Mesquite have been classified as discontinued operations and accordingly earnings and cash flows from continuing operations are presented exclusive of Peak Mines and Mesquite. Peak Mines was sold in April 2018 and Mesquite was sold in October 2018. Refer to Note 15 for further details.

See accompanying notes to the condensed consolidated financial statements.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2018

(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”), the Cerro San Pedro Mine in Mexico (“Cerro San Pedro”). The Company also owns the Blackwater project in Canada (“Blackwater”). The Company completed the sale of the Peak Mines in Australia (“Peak Mines”) in early April 2018 and completed the sale of the Mesquite Mine in the United States (“Mesquite”) in October 2018.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD.

The Company’s registered office is located at 1100 Melville Street, Suite 610, Vancouver, British Columbia, V6E 4A6, Canada.

2. Significant accounting policies

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), referred to as “IFRS”.

These consolidated financial statements were approved by the Board of Directors of the Company on February 13, 2019.

(b) Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for those assets and liabilities that are measured at fair values at the end of each reporting period. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Basis of consolidation

Subsidiaries

These consolidated financial statements include the financial statements of the Company and entities controlled by the Company (“Subsidiaries”). Control exists when the Company is exposed, or has rights to variable returns from its involvement with the Subsidiary and has the ability to affect those returns through its power over the Subsidiary.

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The principal Subsidiaries of the Company are as follows:

Name of subsidiary/associate(2)	Principal activity	Method of accounting	Country of incorporation and operation	Interest as at December 31, 2018	Interest as at December 31, 2017
Minera San Xavier S.A. de C.V.	Mining	Consolidated	Mexico	100%	100%
Peak Gold Mines Pty Ltd.(1)	Mining	Consolidated	Australia	0%	100%
Western Mesquite Mines Inc. (1)	Mining	Consolidated	USA	0%	100%
1.	The Company sold Peak Gold Mines Pty Ltd in April 2018 and sold Western Mesquite Mines Inc. in October 2018.
2.	New Gold Inc. directly owns the assets of Rainy River, New Afton and Blackwater.

(d) Business combinations and asset acquisitions

A business combination is an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the company and its shareholders in the form of improved earnings, lower costs or other economic benefits.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date.

Acquisition-related costs, other than costs to issue debt or equity securities, of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

The Company accounts for the purchase of assets and assumption of liabilities as an acquisition of net assets when the transactions do not qualify as a business combination under IFRS 3, Business Combinations, as the significant inputs and processes that constitute a business are not identified. The purchase consideration is allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and available information at the time of the acquisition. Acquisition-related costs, other than costs to issue debt or equity securities, of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are capitalized as part of the asset acquisition.

(e) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and United States government treasury bills and other evidences of indebtedness and treasury bills of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service or an equivalent rating from Standard & Poor’s and Moody’s. In addition, the Company invests in bankers’ acceptances and other evidences of indebtedness of certain financial institutions, including Canadian banks.

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(f) Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of weighted average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form. At operations where ore extracted contains significant amount of metals other than gold, primarily copper or silver, cost is allocated between the joint products on a pro rata basis.

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The recovery of gold and silver from the leach pad is not known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold or other metal (silver) contained in ore on leach pads is to be recovered over a period exceeding 12 months, that portion is classified as long-term.

Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining, selling, shipping costs and associated royalties.

Supplies are measured at weighted average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value.

(g) Mining interests

Mining interests include mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

Mining properties

The costs associated with mining properties include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgments and estimates.

The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons. The estimation of recoverable reserves will be impacted by forecasted commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in the reserve or resource estimates may impact the carrying value of assets and depreciation and impairment charges recorded in the consolidated income statement.

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A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. The critical judgments included in the determination of the commencement of commercial production are described in Note 3(a)(i). Upon commencement of commercial production, a mining property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined based on the estimated recoverable proven and probable mineral reserves at the mine.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When either external or internal triggering events determine that a property is not economically recoverable, the capitalized costs are written off.

The costs associated with the acquisition of land holdings are included within mining interest and are not depleted.

Exploration and evaluation

Exploration and evaluation costs are expensed until the probability that future economic benefits will flow to the entity and the asset cost or value can be measured reliably. Management uses the following criteria to determine the economic recoverability and probability of future economic benefits:

•	The Company controls access to the benefit;
•	Internal project economics are beneficial to the Company;
•	The project is technically feasible; and
•	Costs can be reliably measured.

Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Property, plant and equipment

Property, plant and equipment consists of buildings and fixtures, processing equipment and surface and underground fixed and mobile equipment.

Depreciation and depletion rates of major categories of asset costs

Mining properties are depleted using a unit-of-production method over the estimated economic life of the mine to which they relate. Management reviews the estimated total recoverable ounces contained in depletable reserves at each financial year end, and when events and circumstances indicate that such a review should be made. Plant and equipment is depreciated using the straight-line method over their estimated useful lives, or the remaining life of the mine, if shorter.

Asset class	Estimated useful life (years)
Plant and machinery	3 – 17
Mobile equipment	5 – 7

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Capitalized borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Company during the period, to a maximum of actual borrowing costs incurred. Capitalization of interest is suspended during extended periods in which active development is interrupted.

Stripping costs in surface mining

As part of its operations, the Company incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the Company are deferred and capitalized as part of mining properties.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the statement of financial position as a stripping activity asset (included in mining interest) if the following criteria are met: improved access to the ore body is probable; the component of the ore body can be accurately identified; and the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met, the costs are expensed in the period in which they are incurred.

The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

Derecognition

Upon sale or abandonment, the cost of the asset and related accumulated depreciation or depletion are removed from the accounts and any gains or losses thereon are recognized in net earnings.

(h) Impairment of long-lived assets

The Company reviews and evaluates its mining interests for indicators of impairment at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or development project has the ability or the potential to generate cash inflows that are separately identifiable and independent of each other. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount.

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The recoverable amount of a mine site is the greater of its fair value less costs to dispose and value in use. In determining the recoverable amounts of the Company’s mine sites, the Company uses the fair value less costs to dispose as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to dispose is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to dispose estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy. When discounting estimated future cash flows, the Company uses an after-tax discount rate that would approximate what market participants would assign. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, and certain deferred tax balances. Impairment losses are recognized as expenses in the period they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its assets is based on the relative book values of these assets at the date of impairment, to the extent that the impairment allocation does not reduce the carrying values of these asset classes below their recoverable amounts.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years. Reversals of impairment losses are recognized in net earnings in the period the reversals occur.

(i) Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs These costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. The costs are discounted to net present value using the risk free rate applicable to the future cash outflows. Such estimates are, however, subject to changes in laws and regulations or changes to market inputs to the decommissioning model.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate and estimates of future cash flows are adjusted to reflect risk.

After the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized in finance costs, whereas increases and decreases due to changes in the estimated future cash flows are included in inventory or capitalized and depreciated over the life of the related asset unless the amount deducted from the cost exceeds the carrying value of the asset, in which case the excess is recorded in net earnings. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded in net earnings.

(j) Income taxes

The income tax expense or benefit for the period consists of two components: current and deferred.

Current Tax

The tax currently payable is based on taxable earnings for the year. Taxable earnings differ from earnings before taxes due to items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the statement of financial position date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

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Deferred Tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated statement of financial position and the corresponding tax base used in the computation of taxable net earnings. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the statement of financial position date.

Deferred tax liabilities are generally recorded for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in Subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable earnings will be available against which those deductible temporary differences can be utilized. The carrying amount of the deferred tax assets are reviewed at each statement of financial position date and are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax base of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included within foreign exchange gains in the consolidated income statement.

Current and deferred tax for the year

Current and deferred tax are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Government assistance and tax credits

Any federal or provincial tax credits received by the Company, with respect to exploration or development work conducted on any of its properties, are credited as a reduction to the carrying costs of the property to which the credits relate. The Company records these tax credits when there is reasonable assurance with regard to collections and assessments as well as reasonable assurance that the Company will comply with the conditions associated to them.

(k) Foreign currency translation

The individual financial statements of each Subsidiary are presented in the currency of the primary economic environment in which that entity operates (its functional currency). The functional currency of the Company and the presentation currency of the consolidated financial statements is the United States dollar (“U.S. dollar”).

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Management determines the functional currency by examining the primary economic environment of each operating mine, development and exploration project. The Company considers the following factors in determining its functional currency:

•	The main influences of sales prices for goods and the country whose competitive forces and regulations mainly determine the sales price;
•	The currency that mainly influences labour, material and other costs of providing goods;
•	The currency in which funds from financing activities are generated; and
•	The currency in which receipts from operating activities are usually retained.

When preparing the consolidated financial statements of the Company, the Company translates non-U.S. dollar balances into U.S. dollars as follows:

•	Mining interest and equity method investments using historical exchange rates;
•	Financial instruments measured at fair value through profit or loss using the closing exchange rate as at the statement of financial position date with translation gains and losses recorded in net earnings;
•	Deferred tax assets and liabilities using the closing exchange rate as at the statement of financial position date with translation gains and losses recorded in net earnings;
•	Other assets and liabilities using the closing exchange rate as at the statement of financial position date with translation gains and losses recorded in net earnings; and
•	Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

(l) Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. This requires the calculation of diluted earnings per share by assuming that outstanding stock options with an average market price that exceeds the average exercise price of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the year.

(m) Revenue recognition

Revenue from the sale of metals and metals in concentrate is recognized when the Company satisfies the performance obligations associated with the sale. Typically, this is accomplished when control over the metals and metals in concentrate are passed from the Company to the buyer. Factors that may indicate the point in time at which control passes include:

•	The Company has transferred to the buyer the significant risks and rewards of ownership to the purchaser;
•	The Company has transferred legal title to the asset sold to the purchaser;
•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The Company has transferred physical possession of the asset to the purchaser;
•	The Company has present right to payment; and
•	The purchaser has accepted the asset.

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Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Revenue is recognized based on the estimated fair value of the total consideration receivable. Adjustments to revenue for metal prices and other adjustments are recorded at each period end and on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(n) Financial assets

Financial assets are initially measured at fair value and are subsequently measured at either amortized cost or fair value through profit or loss, depending on the classification of the financial assets. The classification of assets is driven by the Company’s business model for managing financial assets and their contractual cash flow characteristics.

The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. The quoted market price used for financial assets held by the Company is the last bid price of the day.

The Company has categorized its financial assets in accordance with International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”) into one of the following two categories:

Category under IFRS 9	Description
Fair value through profit or loss

Includes equity investments, gold and copper price option contract assets, gold and copper swap contracts, copper forward contracts, and other financial assets designated to this category under the fair value option. The Company has assessed the contractual cash flows of its provisionally priced contracts in accordance with IFRS 9 and has classified these contracts as fair value through profit or loss (“FVTPL”).

Financial assets at amortized cost	Includes cash and cash equivalents, and trade receivables at amortized cost.

(o) Financial liabilities

Financial liabilities are accounted for at amortized cost except for those at FVTPL which includes liabilities designated as FVTPL and derivatives. Financial liabilities classified as FVTPL or those which are designated as FVTPL under the fair value option are measured at fair value with unrealized gains and losses recognized in net earnings. In cases where financial liabilities are designated as FVTPL, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statements of operations. Financial liabilities at amortized cost are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost.

The Company has classified its financial liabilities in accordance with IFRS 9 into one of the following two categories:

Category under IFRS 9	Description
Fair value through profit or loss	Includes provisions related to the RSU plans, DSU plans and the cash settled portion of the PSU plans, gold and copper price option contract liabilities and gold stream obligation.
Financial liabilities at amortized cost	Includes trade and other payables and long-term debt.

(p) Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are recorded in net earnings.

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Gold Stream Obligation

The Company has a gold stream agreement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). For accounting purposes, the Company has determined that the gold stream obligation represents a financing contract with embedded derivatives. The value of the embedded derivatives changes in response to changes in metal prices and in the number of ounces expected to be delivered. As the gold stream obligation has embedded derivatives that would otherwise need to be accounted for separately at FVTPL, the Company has designated the deposit received from Royal Gold as a financial liability at FVTPL, with initial and subsequent measurement at fair value, as permitted under IFRS 9. Transaction costs directly attributable to the gold stream obligation were expensed through profit or loss.

Fair value of the gold stream obligation on initial recognition was determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company’s own credit risk are recorded in the consolidated statement of comprehensive loss, as required by IFRS 9 for financial liabilities designated as at FVTPL. Components of the adjustment to fair value at each reporting date include:

•	Accretion expense due to passage of time
•	Change in the risk-free interest rate
•	Change in the Company specific credit spread
•	Change in any expected ounces to be delivered
•	Change in future metal prices

Provisional pricing

Certain products are “provisionally priced” whereby the selling price is subject to final adjustment up to 150 days after delivery to the customer. The final price is based on the market price at the relevant quotation point stipulated in the contract. As is customary in the industry, revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on relevant forward market prices. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as gold and copper, for which there exists active and freely traded commodity markets. The marking to market of provisionally priced sales contracts is recorded as an adjustment to revenue.

Gold and copper price option contracts

In order to increase cash flow certainty, the Company holds gold and copper price option contracts, purchasing put options and selling call options. These are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces or copper pounds for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces or copper pounds in excess of the Company’s production for the reporting period are recorded as other gains and losses.

Gold and copper swaps

In order to mitigate a portion of the metal price exposure associated with the time lag between the provisional and final determination of concentrate sales, the Company has entered into cash settled derivative gold and copper contracts to swap future contracted monthly average metal prices for fixed metal prices. At each reporting date, these gold and copper swap agreements are marked to market based on corresponding forward gold and copper prices. The marking to market of gold and copper swap agreements is recorded as an adjustment to revenue.

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Copper forward contracts

The Company previously held copper swap contracts at a fixed price, settling against the London Metals Exchange (“LME”) monthly average price. These are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s copper forward contracts up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. Gains and losses in excess of the Company’s copper production for the reporting period are recorded as other gains and losses.

(q) Trade and other receivables

Trade and other receivables are carried at amortized cost less impairment. Trade and other receivables are impaired if they are determined to be uncollectible.

(r) Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(s) Changes in accounting policies

The Company has adopted the following new IFRS policy along with any amendments, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.

IFRS 15 – Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control-based approach to recognize revenue, which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Company has adopted IFRS 15 effective January 1, 2018 applying the retrospective method of transition.

The standard requires entities to apportion revenue earned from contracts to individual promises or performance obligations, on a relative standalone selling price basis. For the Company's concentrate sales, the seller may contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, is deferred and recognized over time as the obligations are fulfilled, along with the associated costs. The impact of this change on the amount of revenue recognized in a year is not significant. As a result, there have been no changes in the amounts of the revenue recognized or a significant change in the timing of revenue recognition under the new standard.

3. Critical judgments and estimation uncertainties

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

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The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(a) Critical judgments in the application of accounting policies

(i) Commencement of commercial production

Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment has been completed;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore has been achieved.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

(ii) Functional currency

The functional currency for each of the Company’s Subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

(iii) Determination of economic viability

Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Blackwater project, and New Afton C-zone project have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including, but not limited to, the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, operating management expertise, existing permits, the expectation of receiving additional permits and life-of-mine (“LOM”) plans.

(iv) Carrying value of long-lived assets and impairment charges

In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, per ounce multiples, unfavourable changes to the legal environment in which the entity operates, significant adverse change to LOM plans and the factors which lead to the carrying amount of the Company’s net assets exceeding its market capitalization. If an impairment indicator is identified, the Company compares the carrying value of the asset against the recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

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As at December 31, 2018, indicators of impairment existed for Rainy River and Blackwater as the Company experienced a sustained and prolonged period where the carrying value of its net assets were more that its market capitalization. The results of the impairment assessment, including the significant estimates and assumptions used, are set out in Note 10.

(v) Determination of CGU

In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualifies as an individual CGU. Each of these assets generates or will have the ability to generate cash inflows that are independent of the other assets and therefore qualifies as an individual asset for impairment testing purposes.

(vi) Classification of Gold Stream Instruments

The Company holds gold stream agreements with counterparties for the purchase and delivery of gold and silver. Management has assessed these gold stream agreements under the scope of IFRS 9, Financial Instruments as to whether or not the agreements constitute a financial instrument. As the gold stream obligation has embedded derivatives that would otherwise need to be accounted for separately at FVTPL, Management has designated the deposit received from Royal Gold as a financial liability at FVTPL, with initial and subsequent measurement at fair value, as permitted under IFRS 9.

(b) Key sources of estimation uncertainty in the application of accounting policies

(i) Revenue recognition

Revenue from sales of concentrate is recorded when control of the goods pass to the purchaser. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well, with the change being recorded as revenue.

(ii) Inventory valuation

Management values inventory at the weighted average production costs or net realizable value (“NRV”). Weighted average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold and silver are recovered. Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold and silver contained on leach pads can vary significantly from the estimates.

(iii) Mineral reserves and resources

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the mineral reserves and resource estimates. Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions, such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations.

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(iv) Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v) Deferred income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on LOM projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

4. Future changes in accounting policies

Leases

On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases. This standard replaces IAS 17 Leases. The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company has developed an implementation plan to determine the impact on the consolidated financial statements. The Company has compiled all of its existing operating lease contracts and service contracts and has identified which contracts would be within scope of IFRS 16. The Company has quantified the accounting implications for all of its existing contracts within scope of IFRS 16. Although the Company expects an increase in depreciation and accretion expenses and an increase in cash flow from operating activities as any lease payments will be recorded as financing outflows in the statement of cash flows, the impact is not expected to be material, as the Company’s existing operating leases are not material.

The Company will be adopting IFRS 16 on January 1, 2019 using the modified retrospective approach. Under this approach, the cumulative effect of initially applying IFRS 16 is recognized as an adjustment to equity at the date of initial application. Comparative figures are not restated to reflect the adoption of IFRS 16. Additionally, the Company will be adopting the exemption for leases with a lease term of 12 months or less and for leases that are low value. Given that the Company’s existing operating leases are not material, no material adjustment to equity will be recognized upon IFRS 16 adoption on January 1, 2019.

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5. Expenses

(a) Operating expenses by nature

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Operating expenses by nature
Raw materials and consumables	148.1	85.0
Salaries and employee benefits	102.1	59.6
Contractors	60.6	32.2
Repairs and maintenance	47.7	15.1
General and administrative	20.3	15.7
Operating leases	4.2	2.3
Royalties	3.5	2.9
Drilling and analytical	2.4	1.3
Other	5.2	2.5
Total production expenses	394.1	216.6
Less: Production expenses capitalized	(45.3)	(22.5)
Less: Change in inventories	(23.4)	4.2
Total operating expenses	325.4	198.3

(b) Finance costs and income

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Finance costs
Interest on senior unsecured notes	53.2	54.4
Interest on Credit Facility	9.0	5.9
Accretion expense on decommissioning obligations (Note 17)	2.0	1.0
Gain on modification of long-term debt	-	(3.3)
Other finance costs	4.8	6.1
	69.0	64.1
Less: amounts included in cost of qualifying assets	-	(51.3)
Total finance costs	69.0	12.8
Finance income
Interest income	1.5	1.1

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(c) Other gains

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Other Gains
Unrealized gain on share purchase warrants	-	1.2
Gain (loss) on foreign exchange	6.6	43.8
Gain on disposal of El Morro stream	-	33.0
Other (loss) gain on disposal of assets	(0.3)	0.3
Loss on revaluation of investments	(0.2)	(0.2)
Unrealized gain (loss) on revaluation of gold stream obligation (Note 12)	11.7	(21.8)
Settlement and loss on revaluation of gold price option contracts	(4.8)	(6.5)
Gain (loss) on revaluation of copper forward contracts and copper price option contracts	4.8	(4.4)
Revaluation of CSP’s reclamation and closure cost obligation(1)	(1.0)	-
Other	1.3	1.2
Total other gains	18.1	46.6
1.	Cerro San Pedro has transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. As a result, changes in estimate to Cerro San Pedro’s reclamation and closure cost obligation resulting from revisions to the expected cash flows will be recognized within other gains and losses.

6. Trade and other receivables

	As at December 31	As at December 31
(in millions of U.S. dollars)	2018	2017
Trade and other receivables
Trade receivables	9.5	3.8
Sales tax receivable	14.0	22.7
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 13)	(0.7)	(1.9)
Proceeds due from the sale of Mesquite, excluding income tax refund receivable (Note 15)	11.2	-
Other	1.9	2.5
Total trade and other receivables	35.9	27.1

7. Trade and other payables

	As at December 31	As at December 31
(in millions of U.S. dollars)	2018	2017
Trade and other payables
Trade payables	47.1	60.9
Interest payable	6.9	6.9
Accruals	47.3	79.2
Current portion of reclamation and closure cost obligations (Note 17)	6.5	2.6
Current portion of gold stream obligation (Note 12)	18.3	24.5
Derivative liabilities (Note 13)	4.8	4.1
Total trade and other payables	130.9	178.2

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8. Inventories

	As at December 31	As at December 31
(in millions of U.S. dollars)	2018	2017
Inventories
Heap leach ore(2) (3)	-	163.1
Stockpile ore	74.3	23.8
Work-in-process	7.7	18.5
Finished goods(1)	25.4	16.1
Supplies	49.3	50.4
	156.7	271.9
Less: non-current inventories(2)	(14.9)	(78.7)
Total current inventories	141.8	193.2
1.	The amount of inventories recognized in operating expenses for the year ended December 31, 2018 was $311.6 million (2017 $186.2 million).
2.	Non-current inventories consist of low-grade stockpiled inventories at Rainy River, of which $14.9 million are expected to be recovered after one year. As at December 31, 2017, non-current inventories of $78.7 million consisted of low-grade stockpiled inventories at Rainy River and non-current heap leach inventories at Mesquite and Cerro San Pedro.
3.	For the year ended December 31, 2018, the Company wrote down $16.9 million of heap leach inventory at Cerro San Pedro, of which $15.8 million was included in operating expenses and $1.1 million was included in depreciation and depletion, as a result of a recoverability analysis performed earlier in the year as the Company has discontinued the addition of cyanide to the heap leach pad, and as a result of Cerro San Pedro transitioning to the reclamation phase of its mine life cycle on December 31, 2018.

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9. Mining interests

Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Exploration & evaluation	Total
(in millions of U.S. dollars)
Cost
As at December 31, 2016	1,540.2	1,117.1	959.1	741.4	1.1	4,358.9
Additions	88.8	65.8	44.5	529.7	-	728.8
Disposal of El Morro stream	-	(32.0)	-	-	-	(32.0)
Disposals	-	-	(17.0)	-	-	(17.0)
Impairment loss on assets held for sale(1)	(48.6)	-	-	-	-	(48.6)
Assets reclassified as held for sale(1)	(178.5)	(9.8)	(161.4)	(0.3)	-	(350.0)
Transfers(2)	1,219.5	(580.2)	554.1	(1,213.8)	-	(20.4)
Asset impairment	(268.4)	-	-	-	-	(268.4)
As at December 31, 2017	2,353.0	560.9	1,379.3	57.0	1.1	4,351.3
Additions	70.8	23.8	48.3	72.0	-	214.9
Disposals	(0.4)	-	(4.8)	-	-	(5.2)
Sale of Mesquite(1)	(323.5)	-	(232.0)	(1.8)	-	(557.3)
Transfers	(0.6)	-	0.6	-	-	-
Asset Impairment(3)	(836.6)	(218.2)	-	-	-	(1,054.8)
As at December 31, 2018	1,262.7	366.5	1,191.4	127.2	1.1	2,948.9
Accumulated depreciation
As at December 31, 2016	734.9	-	432.7	-	-	1,167.6
Depreciation for the year	161.7	-	102.5	-	-	264.2
Disposals	-	-	(16.2)	-	-	(16.2)
Reclassified as held for sale(1)	(159.3)	-	(105.4)	-	-	(264.7)
As at December 31, 2017	737.3	-	413.6	-	-	1,150.9
Depreciation for the period	169.1	-	130.7	-	-	299.8
Disposals	(0.1)	-	(3.6)	-	-	(3.7)
Sale of Mesquite(1)	(189.3)	-	(162.2)	-	-	(351.5)
As at December 31, 2018	717.0	-	378.5	-	-	1,095.5
CARRYING AMOUNT
As at December 31, 2017	1,615.7	560.9	965.7	57.0	1.1	3,200.4
As at December 31, 2018	545.7	366.5	812.9	127.2	1.1	1,853.4
1.	Refer to Note 15 for further information on discontinued operations. Mesquite was classified as an asset held-for-sale in the third quarter of 2018 and was sold in October 2018. Peak Mines was classified as an asset held-for-sale in 2017 and was sold in April 2018.
2.	Effective November 1, 2017, Rainy River achieved commercial production. As a result, the Company transferred amounts capitalized to construction in progress to depletable mining properties and plant & equipment and assets capitalized as non-depletable mining properties were transferred to depletable mining properties. Additionally, on November 1, 2017, the Company transferred $20.4 million related to inventories from construction in progress to current assets.
3.	Refer to note 10 for further information on impairment.

The Company capitalized interest of $51.3 million for the year ended December 31, 2017 to qualifying development projects. No interest was capitalized to qualifying development projects for the year ended December 31, 2018.

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Carrying amount by property as at December 31, 2018:

	As at December 31, 2018
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	421.9	26.1	191.6	16.4	656.0
Cerro San Pedro(2)	-	-	-	-	-
Rainy River	123.8	14.3	605.0	110.8	853.9
Blackwater	-	326.1	14.2	-	340.3
Other(1)	-	1.1	2.1	-	3.2
Carrying amount as at December 31, 2018	545.7	367.6	812.9	127.2	1,853.4
1.	Other includes corporate balances and exploration properties.
2.	Cerro San Pedro transitioned to the reclamation phase of its mine life cycle on December 31, 2018. As a result, Cerro San Pedro’s mining interests are fully amortized as at December 31, 2018.

Carrying amount by property as at December 31, 2017:

	As at December 31, 2017
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
mining interest by site
New Afton	521.8	22.9	225.7	15.1	785.5
Mesquite	150.0	-	83.5	2.7	236.2
Cerro San Pedro	0.6	-	-	-	0.6
Rainy River	948.1	0.5	633.6	39.2	1,621.4
Blackwater	-	537.5	14.6	-	552.1
Other(1)	-	1.1	3.5	-	4.6
Carrying amount as at December 31, 2017	1,620.5	562.0	960.9	57.0	3,200.4
1.	Other includes corporate balances and exploration properties.

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10. Impairment

In accordance with the Company’s accounting policies, the recoverable amount of an asset or cash-generating unit (“CGU”) is estimated when an indication of impairment exists.

During the second half of 2018, the Company experienced a significant and prolonged period where the carrying value of its net assets were more that its market capitalization. The Company identified this market capitalization deficiency as an indicator of impairment as at December 31, 2018. As a result of this impairment indicator, the Company assessed its CGUs and determined that impairments existed at Rainy River and Blackwater.

As a result, in the fourth quarter of 2018, the Company recorded an after-tax impairment loss of $671.1 million at Rainy River and Blackwater. At Rainy River, the impairment loss was largely driven by increased capital expenditures and a lower in-situ value as a result of applying a lower per ounce value to in situ ounces. At Blackwater, the Company assessed the value of the project using an in-situ metric approach for reserves and resources, rather than a discounted cash flow approach, consistent with the approach a market participant would take and also applying a lower per ounce value to in situ ounces. This approach incorporated values based on recent comparable market transactions. In the second quarter of 2018, the Company completed an updated Rainy River life-of-mine (“LOM”) plan and released an updated NI 43-101 Technical Report for Rainy River in early August 2018. The Company identified the changes to the mine plan and increased cost estimates at Rainy River as indicators of impairment as at June 30, 2018 and recorded an after-tax impairment loss of $282.1 million within net loss. For the year ended December 31, 2018, the Company recorded an after-tax impairment loss of $953.2 million, as noted below:

June 30, 2018		December 31, 2018	Year ended December 31, 2018
(in millions of U.S. dollars)
impairment Loss
Rainy River depletable mining properties	383.7	452.9	836.6
Blackwater non-depletable mining properties	-	218.2	218.2
Total impairment loss	383.7	671.1	1,054.8
Tax recovery(1)	(101.6)	-	(101.6)
Total impairment loss, net of tax	282.1	671.1	953.2
1.	There was no tax recovery associated with the impairment losses at Rainy River and Blackwater recorded during the fourth quarter of 2018 as the Company has not recognized any deferred tax assets as at December 31, 2018. Refer to Note 16 for further information.

Year ended December 31, 2017
(in millions of U.S. dollars)	Rainy River
impairment Loss
Rainy River depletable mining properties	268.4
Tax recovery	(87.4)
Total impairment charge after tax	181.0

(i) Methodology and key assumptions

Impairment is recognized when the carrying amount of a CGU exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or project has the ability to, or the potential to, generate cash inflows that are separately identifiable and independent of each other. The Company has the following CGUs: New Afton, Rainy River, and Blackwater. Other assets consist of corporate assets and exploration properties.

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The Company uses fair value less cost of disposal to determine the recoverable amount of an asset as it believes that this will generally result in a value greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs of disposal is estimated as the discounted future after-tax cash flows expected to be derived from a operating mine site, less an amount for costs to sell estimated based on similar past transactions. For development mine sites, fair value less cost of disposal is based on the valuation of in-situ ounces.

The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy.

(a) Rainy River CGU:

Key estimates and judgments include production levels, operating costs and other capital expenditures reflected in the Company’s LOM plans, the value of in-situ ounces and land holdings, as well as economic factors beyond management’s control, such as gold and silver prices, discount rates and foreign exchange rates. The Company considers this approach to be consistent with the valuation approach taken by market participants.

Life-of-Mine plans

Estimated cash flows are based on LOM plans which estimate expected future production, commodity prices, foreign exchange assumptions, operating costs and capital costs. The current LOM plan is 13 years. LOM plans use proven and probable mineral reserves only and do not utilize mineral resource estimates for a CGU. When options exist for the future extraction and processing of these resources, an estimate of the value of the unmined mineral resources (also referred to as in-situ ounces) is included in the determination of fair value.

In-situ ounces

In-situ ounces are excluded from the LOM plans due to the need to continually reassess the economic returns on and timing of specific production options in the current economic environment. The value of in-situ ounces has been estimated based on an enterprise value per equivalent resource ounce, with the enterprise value based on the market capitalization of a subset of publicly traded companies.

Discount rates

When discounting estimated future cash flows, the Company uses a real after-tax discount rate that is designed to approximate what market participants would assign. This discount rate is calculated using the Capital Asset Pricing Model (“CAPM”). The CAPM includes market participants’ estimates for equity risk premium, cost of debt, target debt to equity, risk-free rates and inflation. For the December 31, 2018 impairment analysis a real discount rate of 4.00% was used (2017 - real discount rate of 4.00%). For the June 30, 2018 impairment analysis a real discount rate of 4.50% was used

Commodity prices and exchange rates

Commodity prices and exchange rates are estimated with reference to external market forecasts. The rates applied have been estimated using consensus commodity prices and exchange rate forecasts. For impairment analysis, the following commodity prices and exchange rate assumptions were used:

	As at June 30, 2018		As at December 31, 2018		As at December 31, 2017
(in U.S. dollars, except where noted)	2018 - 2023 Average	Long-term Average	2019 - 2023 Average	Long-term Average	2018- 2022 Average	Long-term Average
Commodity prices
Gold ($/ounce)	1,311	1,300	1,299	1,300	1,300	1,300
Silver ($/ounce)	18.00	18.17	17.69	18.17	19.16	19.25
Exchange rates
CAD:USD	1.24	1.23	1.26	1.25	1.24	1.24

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Significant judgments and assumptions are required in making estimates of fair value. It should be noted that CGU valuations are subject to variability in key assumptions including, but not limited to, long-term gold prices, currency exchange rates, discount rates, production, operating and capital costs. Any variation in one or more of the assumptions used to estimate fair value could result in a change in a CGU’s fair value.

(b) Blackwater CGU:

Key estimates and judgments used in the fair value less cost of disposal calculation is the valuation of in-situ ounces. The Company considers this approach to be consistent with the valuation approach taken by market participants. For the December 31, 2018 impairment analysis, an in-situ valuation of $30 per ounce was applied.

(ii) Impact of impairment tests

The Company calculated the recoverable amount of the Rainy River and Blackwater CGUs using the fair value less cost of disposal method as noted above. For the year ended December 31, 2018, the Company recorded pre-tax impairment losses of $1,054.8 million, $953.2 million net of tax, within net loss.

(iii) Sensitivity analysis

After effecting the impairment for the Rainy River and Blackwater CGUs, the fair value of these CGUs is assessed as being equal to their respective carrying amounts as at December 31, 2018. Any variation in the key assumptions used to determine fair value would result in a change of the assessed fair value. It is estimated that changes in the key assumptions would have the following approximate impact on the fair value of the Rainy River and Blackwater CGUs at December 31, 2018:

	As at December 31, 2018
(in millions of U.S. dollars)	Rainy River	Blackwater
Impact of changes in the key assumptions used to determine fair value
$100 per ounce change in gold price	256.6	-
0.5% change in discount rate	24.7	-
5% change in foreign exchange rate	103.4	-
5% change in operating costs	106.6	-
5% change in in-situ ounces or in-situ value	10.9	16.4

11. Long-term debt

Long-term debt consists of the following:

	As at December 31	As at December 31
(in millions of U.S. dollars)	2018	2017
Long-term debt
Senior unsecured notes - due November 15, 2022 (a)	495.3	494.3
Senior unsecured notes - due May 15, 2025 (b)	285.2	283.4
Credit Facility (c)	-	230.0
Total long-term debt	780.5	1,007.7

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(a) Senior Unsecured Notes – due November 15, 2022

In 2012, the Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”). As at December 31, 2018, the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2022 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2022 Unsecured Notes are redeemable by the Company in whole or in part:

•	During the 12-month period beginning on November 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2022 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(b) Senior Unsecured Notes – due May 15, 2025

In 2017, the Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”). As at December 31, 2018, the face value was $300.0 million. The 2025 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year.

The Company incurred transaction costs of $10.7 million which have been offset against the carrying amount of the 2025 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2025 Unsecured Notes are redeemable by the Company in whole or in part:

•	At any time prior to May 15, 2020 at a redemption price of 100% of the aggregate principal amount of the 2025 Unsecured Notes, plus a make-whole premium (consisting of future interest that would have been paid up to the first call date of May 15, 2020), plus accrued and unpaid interest, if any, to the redemption date.

•	During the 12-month period beginning on May 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2025 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

35

Date	Redemption prices (%)
2020	104.78%
2021	103.19%
2022	101.59%
2023 and thereafter	100.00%

(c) Credit Facility

The Company holds a revolving credit facility (the “Credit Facility”) with a maturity date of August 2021 and has a borrowing limit of $400.0 million. Previously, the Credit Facility was secured by New Afton and Mesquite. The Company sold Mesquite in October 2018, which resulted in its removal as security for the Credit Facility. The Company has granted to its lenders under the Credit Facility a security interest in Rainy River; the maximum amount available to be drawn under the Credit Facility was $225.0 million until the Company completed perfection of the new Rainy River security in February 2019. In the current period, the Company extended the maturity date of the Credit Facility to August 2021 from its previous maturity date of August 2020 and as a result incurred $0.6 million in financing initiation costs.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio), all of which are measured on a rolling four-quarter basis at the end of every quarter. Significant financial covenants are as follows:

		Twelve months ended December 31	Twelve months ended December 31
Financial Covenant		2018	2017
Financial covenants
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.5 : 1	4.7 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.6 : 1	3.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.4 : 1	N/A

The interest margin on drawings under the Credit Facility ranges from 1.25% to 3.75% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s Leverage Ratio and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 3.25% over LIBOR as at December 31, 2018 (December 31, 2017 – 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.51% to 0.84%, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.73% as at December 31, 2018 (December 31, 2017 – 0.73%).

During the year ended December 31, 2018, the Company repaid $230.0 million under the Credit Facility, reducing the outstanding amount to $nil as at December 31, 2018. As at December 31, 2018, letters of credit amounting to $110.8 million have been issued through the Credit Facility (December 31, 2017 - $138.8 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

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The following is a summary of the changes in liabilities arising from financing activities for the year ended December 31, 2018:

	As at December 31, 2017	Borrowings	Repayments	Fair Value changes	Interest & Accretion	Foreign Exchange	As at December 31, 2018
Liabilities arising from financing actvities
Long-term debt	1,007.7	-	(230.0)	-	2.8	-	780.5
Interest payable(1)	6.9	-	(59.4)	-	59.4	-	6.9
Gold stream obligation	273.5	-	(15.0)	(78.3)	-	-	180.2
Total	1,288.1	-	(304.4)	(78.3)	62.2	-	967.6
1.	For the purposes of this reconciliation, interest paid for the year ended December 31, 2018 excludes $3.8 million in standby fees on the Credit Facility and fees on the Company’s issued letters of credit.

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12. Gold stream obligation

In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. Royal Gold paid $175.0 million in consideration of this transaction.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40-year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The Company has designated the gold stream obligation as a financial liability at fair value through profit or loss (“FVTPL”) under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive income. The gold stream obligation contained a maximum leverage ratio covenant (net debt to Adjusted EBITDA) of 3.5 : 1.0 as at December 31, 2018.

The following is a summary of the changes in the Company’s gold stream obligation:

(in millions of U.S. dollars)
Change in Stream Obligation
Balance, December 31, 2016	246.5
Settlements during the period	(2.4)
Fair value adjustments related to changes in the Company’s own credit risk(1)	7.6
Other fair value adjustments(2)	21.8
Balance, December 31, 2017	273.5
Less: current portion of gold stream obligation(3)	(24.5)
Non-current portion of gold stream obligation	249.0
Balance, December 31, 2017	273.5
Settlements during the period	(15.0)
Fair value adjustments related to changes in the Company’s own credit risk(1)	(66.6)
Other fair value adjustments(2)	(11.7)
Balance, December 31, 2018	180.2
Less: current portion of gold stream obligation(3)	(18.3)
Non-current portion of gold stream obligation	161.9
1.	Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2.	Other fair value adjustments are included in the consolidated income statements.
3.	The current portion of the gold stream obligation is included in trade and other payables on the statement of financial position.

Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date. These variables include accretion, risk-free interest rate, future metal prices, Company-specific credit spread and expected gold and silver ounces to be delivered.

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13. Derivative instruments

	As at December 31	As at December 31
(in millions of U.S. dollars)	2018	2017
DERIVATIVE ASSETS
Copper price option contracts(1)	0.7	-
Total derivative assets	0.7	-
DERIVATIVE LIABILITIES
Unsettled provisionally priced concentrate derivatives, and swap contracts(2)	0.7	1.9
Copper price option contracts(1)	-	4.1
Gold price option contracts(1)	4.8	-
Total derivative liabilities	5.5	6.0
1.	As at December 31, 2018, copper price option contracts are included within prepaids and other in the statement of financial position and gold price option contracts are included within trade and other payables in the statement of financial position. As at December 31, 2017, copper price option contracts are included within trade and other payables in the statement of financial position.
2.	Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.

(a) Provisionally priced contracts

The Company had provisionally priced sales for which price finalization is outstanding at December 31, 2018. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.

The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

	Year ended December 31, 2018
(in millions of U.S. dollars)	Gold	Copper	Total
(LOSS) Gain on the provisional pricing of concentrate sales
Realized	(1.2)	(7.7)	(8.9)
Unrealized	1.1	(2.7)	(1.6)
Total loss	(0.1)	(10.4)	(10.5)

	Year ended December 31, 2017
(in millions of U.S. dollars)	Gold	Copper	Total
Gain on the provisional pricing of concentrate sales
Realized	1.9	10.0	11.9
Unrealized	0.1	4.1	4.2
Total gain	2.0	14.1	16.1

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The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

	Year ended December 31, 2018
(in millions of U.S. dollars)	Gold	Copper	Total
gain (loss) on swap contracts
Realized	1.3	11.3	12.6
Unrealized	(0.8)	1.7	0.9
Total gain	0.5	13.0	13.5

	Year ended December 31, 2017
(in millions of U.S. dollars)	Gold	Copper	Total
GAIN (Loss) on swap contracts
Realized	(2.0)	(16.8)	(18.8)
Unrealized	(0.3)	(5.8)	(6.1)
Total gain (loss)	(2.3)	(22.6)	(24.9)

The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

	As at December 31	As at December 31
	2018	2017
Volumes subject to final pricing net of outstanding swaps
Gold ounces (000s)	0.8	2.0
Copper pounds (millions)	1.6	1.6

(b)  Copper price option contracts

In October 2017, the Company entered into copper price option contracts by purchasing put options at a strike price of $3.00 per pound and selling call options at a strike price of $3.37 per pound for 27,600 tonnes (approximately 60 million pounds) of copper production during 2018 (“copper price option contracts”). In December 2018, the Company entered into a second tranche of copper price option contracts by purchasing put options at an average strike price of $2.50 per pound and selling call options at an average strike price of $3.00 per pound for 21,600 tonnes (approximately 47.6 million pounds) of copper production during 2019. The Company entered into these contracts at no premium and therefore incurred no investment costs upon initiation.

The call options sold and put options purchased are treated as derivative financial instruments and marked-to-market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of copper pounds for the reporting period are recorded as an adjustment to revenue. The exercise of options on copper pounds in excess of the Company’s copper production for the reporting period are recorded as other gains and losses. For the year ended December 31, 2018, the Company exercised put options for 13,800 tonnes and recognized $6.6 million within revenue.

40

	Quantity outstanding	Remaining term	Exercise price ($/lb)	Fair value - asset (liability) (1)
COPPER price option contracts outstanding
Copper call contracts - sold	21,600 tonnes	January – December 2019	3.00	(2.3)
Copper put contracts - purchased	21,600 tonnes	January – December 2019	2.50	3.0
1.	The Company presents the fair value of its put and call options on a net basis on the consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its option contracts and intends to settle on a net basis.

(c)  Gold price option contracts

In December 2018, the Company entered into gold price option contracts by purchasing put options at an average strike price of $1,230 per ounce and selling call options at an average strike price of $1,300 per ounce for 192,000 ounces of gold production between January 2019 and December 2019 (“gold price option contracts”). The Company entered into these contracts at no premium and therefore incurred no investment costs upon initiation.

Consistent with the accounting treatment of the copper price option contracts described above, the call options sold and put options purchased are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces excess of the Company’s gold production for the reporting period are recorded as other gains and losses.

	Quantity outstanding	Remaining term	Exercise price ($/lb)	Fair value - asset (liability) (1)
Gold price option contracts outstanding
Gold call contracts - sold	192,000 oz	January – December 2019	1,300	(8.0)
Gold put contracts - purchased	192,000 oz	January – December 2019	1,230	3.2
1.	The Company presents the fair value of its put and call options on a net basis on the consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its option contracts and intends to settle on a net basis.

41

14. Share capital

At December 31, 2018, the Company had unlimited authorized common shares and 579.1 million common shares outstanding.

(a) No par value common shares issued

	Number of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
No par value common shares issued
Balance at December 31, 2016	513,709	2,859.0
Issuance of common shares on equity offering(1)	61,740	166.6
Issuance of common shares under First Nations agreements	2,767	9.5
Exercise of options and vested performance share units	420	1.4
Balance at December 31, 2017	578,636	3,036.5
Issuance of common shares under First Nations agreements	113	0.3
Exercise of options and vested performance share units	366	0.3
Reversal of deferred tax recovery(1)	-	(1.9)
Balance at December 31, 2018	579,115	3,035.2
1.	On March 10, 2017, the Company closed a bought deal financing and related agreements and issued 61.7 million common shares at a price of $2.80 per share. Proceeds of $172.9 million are included within equity net of equity issuance costs of $8.2 million and the associated deferred tax recovery of $1.9 million. This deferred tax recovery was reversed in 2018.

(b) Share-based payment expenses

The following table summarizes share-based payment expenses:

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Share-based payment expenses
Stock option expense (i)	1.4	2.6
Performance share unit expense	0.1	1.4
Restricted share unit expense(1)	(0.3)	0.6
Deferred share unit expense	(0.8)	1.0
Shares issued under First Nations agreements(1)	0.3	2.1
Total share-based payment expenses	0.7	7.7
1.	For the year ended December 31, 2018 $nil of share-based payment expenses were recognized in operating expenses (2017- $2.6 million).

42

(i) Stock options

The following table presents changes in the Company’s stock option plan:

	Number of options	Weighted average exercise price
	(000s)	C$/share
Changes to the Company’s stock option plan
Balance at December 31, 2016	14,855	5.84
Granted	1,957	3.88
Exercised	(235)	3.31
Forfeited	(985)	5.01
Expired	(2,505)	8.87
Balance at December 31, 2017	13,087	5.08
Forfeited	(1,925)	4.13
Expired	(2,534)	8.22
Balance at December 31, 2018	8,628	4.39

(c) Loss per share

The following table sets out the calculation of loss per share:

	Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017
Calculation of EARNINGS per share
Loss from continuing operations	(1,070.8)	(158.0)
Net loss	(1,225.7)	(108.0)
Basic weighted average number of shares outstanding (in millions)	578.7	564.7
Dilution of securities:
Stock options	-	-
Diluted weighted average number of shares outstanding (in millions)	578.7	564.7
Loss from continuing operations per share:
Basic	(1.85)	(0.28)
Diluted	(1.85)	(0.28)
Net loss per share:
Basic	(2.12)	(0.19)
Diluted	(2.12)	(0.19)

43

The following table lists the equity securities excluded from the calculation of diluted loss per share. Equity securities are excluded when their respective exercise prices exceeded the average market price of the Company’s common shares of C$2.32 for the year ended December 31, 2018 (2017 –C$4.22). Additionally, all stock options are excluded from the calculation of diluted earnings per share when the Company is in a net loss position.

	Year ended December 31
(in millions of units)	2018	2017
Equity securities excluded from the calculation of diluted earnings per share
Stock options	8.6	13.1

15. Discontinued operations

(a) Peak Mines

In the third quarter of 2017, Peak Mines met the criteria as a discontinued operation under IFRS 5. The Company completed the sale of Peak Mines in early April 2018.

Prior to the completion of the sale, the Company measured the asset group at the lower of carrying value and fair value less costs to sell (“FVLCS”). The net loss from discontinued operations of $0.8 million for the year ended December 31, 2018 reflects the change in estimated FVLCS as at December 31, 2017 to the final purchase consideration received, less disposal costs incurred in the period. The loss from discontinued operations can be reconciled as follows:

(in millions of U.S. dollars)
Reconciliation of loss from discontinued operations
Carrying value of net assets held for sale as at December 31, 2017	46.2
Gross proceeds from sale of Peak Mines	58.3
Disposal costs incurred in the period	(2.6)
Other closure adjustments	(10.3)
Total FVLCS(1)	45.4
Loss from discontinued operations, net of tax for the year ended December 31, 2018	(0.8)
1.	In the fourth quarter of 2017, in conjunction with the sale agreement, the Company received a $3.0 million prepayment from the buyer which was recorded as a deferred benefit on the statement of financial position. This deferred benefit was recognized into loss from discontinued operations upon completion of the sale.

44

(b) Mesquite

In September 2018, the Company announced that it has entered into an agreement to sell Mesquite and as a result Mesquite met the criteria as a discontinued operation under IFRS 5. The Company completed the sale of Mesquite in October 2018.

For the year ended December 31, 2018 and prior-year comparative periods, the net earnings from Mesquite is reported as earnings from discontinued operations. Prior to the completion of the sale, the Company measured the asset group at the lower of carrying value and FVLCS. The change in the net loss from discontinued operations from the amount reported at September 30, 2018 reflects the change in estimated FVLCS to the final purchase consideration received, less disposal costs incurred in the period.

Upon execution of the sale, the Company received $158.0 million in cash and incurred $0.9 million in disposal costs. In addition to the net cash proceeds, the purchase consideration includes a working capital receivable of $11.2 million due from the purchaser. This working capital receivable includes $7.3 million in cash and cash equivalents which was not classified as an asset held-for-sale as at September 30, 2018, but was disposed of upon completion of the sale. As a result, the net cash received for the sale of Mesquite for the year ended December 31, 2018 was $149.8 million. This working capital receivable will be collected in Q1 2019. Additionally, the expected purchase consideration includes an estimate for a receivable from the purchaser related to income tax refunds that were recoverable by Mesquite at the date of the sale. The estimated fair value of this receivable as at December 31, 2018 is $8.5 million. The Company has recognized this receivable as a non-current financial asset and will subsequently remeasure this financial asset at fair value at each reporting period date, with changes in the fair value being presented in other gains and losses.

The loss from discontinued operations can be reconciled as follows:

(in millions of U.S. dollars)
Reconciliation of loss from discontinued operations
Loss from discontinued operations, net of tax for the nine months ended September 30, 2018	(153.4)
Carrying value of net assets held for sale as at September 30, 2018	170.2
Gross proceeds from sale of Mesquite	158.0
Disposal costs incurred	(0.9)
Working capital proceeds due, excluding cash and cash equivalents that were not classified as held-for-sale	3.9
Proceeds due from income tax refunds at Mesquite(1)	8.5
Total FVLCS	169.5
Earnings from discontinued operations, net of tax for the three months ended December 31, 2018	(0.7)
Loss from discontinued operations, net of tax for the year ended December 31, 2018	(154.1)
1.	Proceeds due from income tax refunds at Mesquite are included in other non-current assets on the consolidated statement of financial position.

45

The net (loss) earnings from Mesquite for the year ended December 31, 2018 and prior-year comparative periods are as follows:

	Year ended December 31
(in millions of U.S. dollars, except per share amounts)	2018	2017
Revenues	146.1	215.7
Operating expenses	95.6	122.7
Depreciation and depletion(1)	35.4	60.2
Revenue less cost of goods sold	15.1	32.8

Finance income	0.4	-
Finance costs	(0.4)	(0.4)
Other losses	-	(7.4)
Impairment loss on held-for-sale assets	(253.1)	-
(Loss) earnings before taxes	(238.0)	25.0
Income tax recovery (expense)	83.9	31.3
(Loss) earnings from discontinued operations	(154.1)	56.3
1.	Depreciation and depletion relates to Mesquite prior to reclassification as a discontinued operation.

The following table provides details of the cash flow from operating, investing and financing activities of Mesquite for the year ended December 31, 2018 and prior-year comparative periods:

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Operating activities
(Loss) earnings from discontinued operations	(154.1)	56.3
Adjustments for:
Depreciation and depletion	35.4	60.2
Other non-cash adjustments	-	7.4
Income tax (recovery) expense	(83.9)	(31.3)
Finance income	(0.4)	-
Finance costs	0.4	0.4
Impairment loss on held-for-sale assets	253.1	-
	50.5	93.0
Change in non-cash operating working capital	(15.9)	(2.9)
Income taxes received (paid)	2.6	(12.2)
Cash generated from operations	37.2	77.9
Investing activities
Mining interests	(4.5)	(12.8)
Interest received	0.4	-
Cash used by investing activities	(4.1)	(12.8)
Change in cash and cash equivalents	33.1	65.1

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16. Income and mining taxes

The following table outlines the composition of income tax expense between current tax and deferred tax:

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Current income and mining tax expense
Canada	4.2	2.8
Foreign	(0.1)	0.9
Adjustments in respect of prior year	-	0.1
	4.1	3.8
Deferred income and mining tax (recovery) expense
Canada	(34.0)	(87.7)
Foreign	-	0.6
Adjustments in respect of prior year	4.7	(1.3)
	(29.3)	(88.4)
Total income tax (recovery) expense	(25.2)	(84.6)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items:

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Loss before taxes	(1,096.0)	(242.6)
Canadian federal and provincial income tax rates	26.3%	26.3%
Income tax recovery based on above rates	(288.2)	(63.8)
Increase (decrease) due to
Permanent differences	58.3	1.1
Different statutory tax rates on earnings of foreign subsidiaries	(4.1)	(18.1)
Foreign exchange on non-monetary assets and liabilities	0.4	(7.4)
Other foreign exchange differences	(3.2)	(0.8)
Prior years’ adjustments relating to tax provision and tax returns	4.7	(1.0)
Canadian mining tax	11.8	10.9
Mexican special duty tax	-	0.3
Withholding tax	-	0.1
Change in tax rate	-	1.1
Change in unrecognized deferred tax assets	210.0	1.8
Disposal of El Morro gold stream asset	-	(8.4)
Sale of Peak and Mesquite	(15.1)	-
Other	0.2	(0.4)
Income tax recovery	(25.2)	(84.6)

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The following tables provide analysis of the deferred tax assets and liabilities as at December 31, 2018:

	As at December 31, 2018
(in millions of U.S. dollars)	Canada	USA	Australia	Mexico	Total
Deferred tax assets
Unused non-capital losses	-	-	-	-	-
Capital losses	37.0	-	-	-	37.0
Mining interests	52.3	-	-	-	52.3
Property, plant and equipment	39.4	-	-	-	39.4
Gold stream obligation	7.4	-	-	-	7.4
Investment tax credits / government assistance	46.3	-	-	-	46.3
Alternative minimum tax credits	1.3	-	-	-	1.3
Decommissioning obligations	19.1	-	-	-	19.1
Derivative Instruments/Hedging	(0.2)	-	-	-	(0.2)
Ontario Mining Tax	53.9	-	-	-	53.9
Accrued liabilities and provisions	0.2	-	-	-	0.2
Other	4.7	-	-	-	4.7
	261.4	-	-	-	261.4
Deferred tax liabilities
Mining interests	-	-	-	-	-
Property, plant and equipment	-	-	-	-	-
Investment tax credits / government assistance	-	-	-	-	-
Decommissioning obligations	-	-	-	-	-
British Columbia Mining Tax	(41.5)	-	-	-	(41.5)
Mexican Mining Royalty	-	-	-	-	-
Other	-	-	-	-	-
	(41.5)	-	-	-	(41.5)
Unrecognized deferred tax asset	(261.4)	-	-	-	(261.4)
Deferred income tax liabilities, net	(41.5)	-	-	-	(41.5)

48

	As at December 31, 2017
(in millions of U.S. dollars)	Canada	USA	Australia(1)	Mexico	Total
Deferred tax assets
Unused non-capital losses	-	3.5	-	-	3.5
Property, plant and equipment	60.6	-	-	-	60.6
Gold stream obligation	24.3	-	-	-	24.3
Investment tax credits / government assistance	18.2	-	-	-	18.2
Alternative minimum tax credits	-	27.0	-	-	27.0
Decommissioning obligations	22.2	-	-	-	22.2
Derivative Instruments/Hedging	2.9	-	-	-	2.9
Ontario Mining Tax	6.1	-	-	-	6.1
Accrued liabilities and provisions	1.3	(0.1)	-	-	1.2
Other	5.6	-	-	-	5.6
	141.2	30.4	-	-	171.6
Deferred tax liabilities
Mining interests	(144.5)	(29.3)	-	-	(173.8)
Property, plant and equipment	-	(24.0)	-	-	(24.0)
Investment tax credits / government assistance	-	-	-	-	-
Decommissioning obligations	-	(5.7)	-	-	(5.7)
British Columbia Mining Tax	(36.6)	-	-	-	(36.6)
Mexican Mining Royalty	-	-	-	(0.1)	(0.1)
Other	(6.4)	(3.7)	-	-	(10.1)
	(187.5)	(62.7)	-	(0.1)	(250.3)
Deferred income tax liabilities, net	(46.3)	(32.3)	-	(0.1)	(78.7)
1.	As at December 31, 2017, the deferred tax asset and deferred tax liability at Peak Mines are included in assets held-for-sale and liabilities held-for-sale, respectively.

The following table outlines the movement in the net deferred tax liabilities:

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Movement in the net deferred tax liabilities
Balance at the beginning of the year	(78.7)	(230.3)
Recognized in net loss	29.4	139.2
Recognized in other comprehensive income	(23.5)	1.8
Recognized as reduction in mineral properties	-	(43.6)
Recognized as foreign exchange	(1.3)	50.3
Other	0.6	2.0
Reclassified as held-for-sale or disposed of	32.0	1.9
Total movement in the net deferred tax liabilities	(41.5)	(78.7)

49

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deductible temporary differences on the following losses by country:

•	Canadian capital loss carry-forwards of $146.0 million with no expiry date; and
•	Other loss carry-forwards of $40.3 million with varying expiry dates.

In addition to the above, the Company did not recognize net deductible temporary differences and tax credits in the amount of $783.9 million for income taxes (2017 - $196.6 million) and $634.6 million for mining taxes (2017 - $nil) on other temporary differences.

The Company recognizes deferred taxes by taking into account the effects of local enacted tax legislation. Deferred tax assets are fully recognized when the Company concludes that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. In order to determine whether an asset can be recognized, it must be considered probable that an entity will have sufficient taxable profits available in the future to enable recovery of the asset. IAS 12 states that an entity will have sufficient taxable profits available in the future to enable the recovery of the asset when:

•	There are sufficient taxable temporary differences relating to the same tax authority and the same taxable entity that are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset that can be carried back or forward;

•	It is probable that the entity will have sufficient taxable profit relating to the same tax authority and the same taxable entity, in the same period as the reversal of the deductible temporary difference (or in the periods into which a tax loss arising from the deferred tax asset can be carried back or forward). In making this evaluation taxable amounts arising from deductible temporary differences that are expected to originate in future periods should be ignored because these will need further future taxable profits in order to be utilized.

•	Tax planning opportunities that are available to the entity that will create taxable profit in appropriate periods.

Future income is impacted by changes in market gold, copper and silver prices as well as forecasted future costs and expenses to produce gold and copper reserves. In addition, the quantities of proven and probable gold and copper reserves, market interest rates and foreign currency exchange rates also impact future levels of taxable income. Any change in any of these factors will result in an adjustment to the recognition of deferred tax assets to reflect the Company's latest assessment of the amount of deferred tax assets that is probable will be realized.

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17. Reclamation and closure cost obligations

Changes to the reclamation and closure cost obligations are as follows:

(in millions of U.S. dollars)	Rainy River	New Afton	Mesquite	Peak Mines	Cerro San Pedro	Blackwater	Total
Changes to reclamation and closure cost obligations
Balance – December 31, 2016	20.0	7.6	13.6	13.7	18.1	8.9	81.9
Reclamation expenditures	-	(0.2)	-	(0.1)	(1.0)	(0.1)	(1.4)
Unwinding of discount	0.4	0.2	0.3	0.4	0.2	0.2	1.7
Revisions to expected cash flows	41.4	3.2	6.6	3.1	1.2	(0.3)	55.2
Foreign exchange movement	1.6	0.8	-	1.1	0.7	0.7	4.9
Less: amounts reclassified as held for sale	-	-	-	(18.2)	-	-	(18.2)
Balance – December 31, 2017	63.4	11.6	20.5	-	19.2	9.4	124.1
Less: current portion of closure costs (Note 5)	-	-	(0.2)	-	(2.4)	-	(2.6)
Non-current portion of closure costs	63.4	11.6	20.3	-	16.8	9.4	121.5
Balance – December 31, 2017	63.4	11.6	20.5	-	19.2	9.4	124.1
Reclamation expenditures	(0.3)	-	-	-	(0.9)	-	(1.2)
Unwinding of discount	1.5	0.2	0.4	-	0.1	0.2	2.4
Revisions to expected cash flows	(6.1)	(0.3)	(0.9)	-	1.5	(0.5)	(6.3)
Foreign exchange movement	(4.9)	(0.8)	-	-	0.1	(0.8)	(6.4)
Less: amounts reclassified as held for sale and sold	-	-	(20.0)	-	-	-	(20.0)
Balance – December 31, 2018	53.6	10.7	-	-	20.0	8.3	92.6
Less: current portion of closure costs (Note 5)	-	-		-	(6.5)	-	(6.5)
Non-current portion of closure costs	53.6	10.7	-	-	13.5	8.3	86.1

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; obligations realized through additional ore bodies mined; changes in the quantities of material in reserves and a corresponding change in the LOM plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. The fair value of an obligation is recorded when it is incurred.

The majority of the expenditures are expected to occur between 2019 and 2031. The discount rates used in estimating the site reclamation and closure cost obligations were between 1.9% and 7.1% for the year ended December 31, 2018 (2017 – 1.9% and 6.0%), and the inflation rate used was between 1.4% and 3.3% for the year ended December 31, 2018 (2017 – 1.7% and 3.3%).

51

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2018, letters of credit totalling $110.8 million (2017 - $137.8 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit are secured by the revolving Credit Facility (Note 11 (c)), and the annual fees are 1.50% of the value of the outstanding letters of credit.

18. Supplemental cash flow information

Supplemental cash flow information (included within operating activities) is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Change in non-cash operating working capital
Trade and other receivables	(5.4)	15.6
Inventories	(53.1)	3.2
Prepaid expenses and other	(0.6)	(1.0)
Trade and other payables	(12.5)	26.0
Total change in non-cash operating working capital	(71.6)	43.8

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
other Non-cash adjustments
Unrealized gain on share purchase warrants	-	(1.2)
Unrealized (gain) loss on concentrate contracts	0.7	1.9
Equity settled share-based payment expense	2.7	5.7
Loss (gain) on disposal of assets	0.3	(0.3)
Settlement and (gain) loss on revaluation of gold price option contracts	4.8	6.5
Unrealized (gain) loss on gold stream obligation	(11.7)	21.8
Unrealized (gain) loss on copper forward contracts and copper price option contracts	(4.8)	4.4
Inventory write-downs	15.8	-
Revaluation of CSP’s reclamation and closure cost obligation	1.0	-
Other non-cash adjustments	0.2	0.2
Total other non-cash adjustments	9.0	39.0

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19. Segmented information

(a) Segment revenues and results

The Company manages its reportable operating segments by operating mines, development projects and exploration projects. Operating results of reportable operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The results from operations for these reportable operating segments are summarized in the following tables:

Year ended December 31, 2018
(in millions of U.S. dollars)	Rainy River	New Afton	Cerro San Pedro	Corporate	Other(1)	Discontinued Operations(3)	Total
Operating segment results
Gold revenues	270.6	83.8	13.8	-	-	-	368.2
Copper revenues	-	226.1	-	-	-	-	226.1
Silver revenues	3.8	4.2	2.2	-	-	-	10.2
Total revenues(2)	274.4	314.1	16.0	-	-	-	604.5
Operating expenses	179.9	104.3	41.2	-	-	-	325.4
Depreciation and depletion	78.3	158.2	3.4	-	-	-	239.9
Revenue less cost of goods sold	16.2	51.6	(28.6)	-	-	-	39.2
Corporate administration	-	-	-	23.2	-	-	23.2
Corporate restructuring(4)	-	-	-	4.1	-	-	4.1
Share-based payment expenses	-	-	-	0.7	-	-	0.7
Asset impairment	836.6	-	-	-	218.2	-	1,054.8
Exploration and business development	0.5	0.5	-	1.9	0.1	-	3.0
(Loss) income from operations	(820.9)	51.1	(28.6)	(29.9)	(218.3)	-	(1,046.6)
Finance income	0.2	0.1	0.1	1.1	-	-	1.5
Finance costs	(3.0)	(1.4)	(0.8)	(63.6)	(0.2)	-	(69.0)
Other gains (losses)	12.1	(0.8)	(0.5)	7.1	0.2	-	18.1
(Loss) earnings before taxes	(811.6)	49.0	(29.8)	(85.3)	(218.3)	-	(1,096.0)
Income tax recovery (expense)	(39.6)	31.3	0.1	0.9	32.5	-	25.2
(Loss) earnings from continuing operations	(851.2)	80.3	(29.7)	(84.4)	(185.8)	-	(1,070.8)
Loss from discontinued operations, net of tax	-	-	-	-	-	(154.9)	(154.9)
Net (loss) earnings	(851.2)	80.3	(29.7)	(84.4)	(185.8)	(154.9)	(1,225.7)
1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year ended December 31, 2018.
3.	Refer to Note 15 for further information on discontinued operations.
4.	In 2018, the Company recognized a restructuring charge of approximately $4.1 million in severance and other termination benefits related to changes at the executive leadership level of the organization.

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Year ended December 31, 2017
(in millions of U.S. dollars)	Rainy River	New Afton	Cerro San Pedro	Corporate	Other(1)	Discontinued Operations(3)	Total
Operating segment results
Gold revenues	33.6	94.1	42.5	-	-	-	170.2
Copper revenues	-	203.8	-	-	-	-	203.8
Silver revenues	0.7	4.1	9.9	-	-	-	14.7
Total revenues(2)	34.3	302.0	52.4	-	-	-	388.7
Operating expenses	38.5	107.1	52.7	-	-	-	198.3
Depreciation and depletion	14.1	139.3	6.7	-	-	-	160.1
Revenue less cost of goods sold	(18.3)	55.6	(7.0)	-	-	-	30.3
Corporate administration	-	-	-	23.7	-	-	23.7
Corporate restructuring(4)	-	-	-	4.2	-	-	4.2
Share-based payment expenses	-	-	-	5.1	-	-	5.1
Asset impairment	268.4	-	-	-	-	-	268.4
Exploration and business development	2.2	1.4	-	0.6	2.2	-	6.4
(Loss) income from operations	(288.9)	54.2	(7.0)	(33.6)	(2.2)	-	(277.5)
Finance income	-	-	0.2	0.9	-	-	1.1
Finance costs	(1.7)	(1.0)	(0.5)	(9.4)	(0.2)	-	(12.8)
Other gains (losses)	12.2	2.4	(1.2)	0.3	32.9	-	46.6
(Loss) earnings before taxes	(278.4)	55.6	(8.5)	(41.8)	30.5	-	(242.6)
Income tax (expense) recovery	86.0	(0.2)	(0.7)	2.9	(3.4)	-	84.6
(Loss) earnings from continuing operations	(192.4)	55.4	(9.2)	(38.9)	27.1	-	(158.0)
Earnings from discontinued operations, net of tax	-	-	-	-	-	50.0	50.0
Net earnings (loss)	(192.4)	55.4	(9.2)	(38.9)	27.1	50.0	(108.0)
1.	Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year ended December 31, 2017.
3.	Refer to Note 15 for further information on discontinued operations
4.	In 2017, the Company recognized a restructuring charge of approximately $4.2 million in severance and other termination benefits related to restructuring its corporate office workforce.

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(b) Segmented assets and liabilities

The following table presents the segmented assets and liabilities:

	Total assets		Total liabilities		Capital expenditures(1)
	As at December 31	As at December 31	As at December 31	As at December 31	Year ended December 31
(in millions of U.S. dollars)	2018	2017	2018	2017	2018	2017
Segmented assets and liabilities
Rainy River	986.0	1,774.2	313.6	454.4	170.6	499.3
New Afton	730.9	874.5	61.4	147.8	35.9	42.2
Mesquite	-	482.3	-	96.3	-	-
Cerro San Pedro	12.8	43.9	25.8	26.7	-	0.7
Blackwater	341.4	560.8	16.4	56.9	7.3	11.3
Other(2)	98.5	172.6	793.1	1,032.9	0.1	0.7
	2,169.6	3,908.3	1,210.3	1,815.0	213.9	554.2
Assets and liabilities held for sale and capital expenditures from discontinued operations (Note 15)	-	109.0	-	62.8	13.2	47.5
Total assets, liabilities and capital expenditures	2,169.6	4,017.3	1,210.3	1,877.8	227.1	601.7
1.	Capital expenditures per consolidated statement of cash flows.
2.	Other includes corporate balance and exploration properties.

(c) Geographical information

The Company operates in two principal geographical areas - Canada (country of domicile) and Mexico. The Company previously operated in the United States and Australia. The Company's revenue by location of operations and information about the Company’s non-current assets by location of assets are detailed below for the years ended December 31, 2018 and 2017.

Revenue(1)			Non-current assets(2)
(in millions of U.S. dollars)	2018	2017	2018	2017
Revenue and non-current assets by location
Canada	588.5	336.3	1,868.3	2,971.0
United States(3)	-	-	-	302.4
Australia(3)	-	-	-	85.3
Mexico	16.0	52.4	-	5.1
Other	-	-	-	0.6
Total	604.5	388.7	1,868.3	3,364.4
1.	Presented based on the location in which the sale originated.
2.	Non-current assets exclude financial instruments (investments, reclamation deposits and other) and deferred tax assets.
3.	For the years ended December 31, 2018 and 2017, revenue from Peak Mines and Mesquite is included in earnings from discontinued operations.

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(d) Information about major customers

The following table presents sales to individual customers exceeding 10% of annual sales for the following periods. The following five customers represent 79% (2017 – three customers representing 68%) of the Company’s sales revenue for the years ended December 31.

	Year ended December 31
(in millions of U.S. dollars)		2018
Customer	Reporting segment
1	Rainy River	137.9
2	New Afton	109.9
3	New Afton	94.2
4	Rainy River	78.0
5	New Afton	70.7
Total sales to customers exceeding 10% of annual sales(2)		490.7

	Year ended December 31
(in millions of U.S. dollars)		2017
Customer	Reporting segment
1	New Afton	125.5
2	New Afton	99.8
3	Rainy River(1)	34.3
	Cerro San Pedro (1)	4.4
Total sales to customers exceeding 10% of annual sales(2)		264.0
1.	For the year ended December 31, 2017, Rainy River and Cerro San Pedro sold to the same customer.
2.	Amounts presented exclude sales generated from Peak Mines and Mesquite, which have been classified as discontinued operations.

The Company is not economically dependent on a limited number of customers for the sale of its product because gold and other metals can be sold through numerous commodity market traders worldwide. Refer to Note 21(a) for further discussion on the Company’s exposure to credit risk.

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20. Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents, and investments.

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Capital (as defined above) is summarized as follows
Equity	959.3	2,139.5
Long-term debt	780.5	1,007.7
	1,739.8	3,147.2
Cash and cash equivalents	(103.7)	(216.2)
Total	1,636.1	2,931.0

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying capital instruments. To maintain or adjust the capital structure, the Company may issue new shares, restructure or issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budget is approved by the Board of Directors. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the United States or any of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

21. Financial risk management

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Credit risk

Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, and trade and other receivables. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents, gold and copper price options, and copper forward contracts. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2018 is not considered to be high.

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The Company’s maximum exposure to credit risk is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Credit risk exposure
Cash and cash equivalents	103.7	216.2
Trade and other receivables	35.9	27.1
Total financial instrument exposure to credit risk	139.6	243.3

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 20.

The aging of trade and other receivables is as follows:

					As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2018 Total	2017 Total
Aging trade and other receivables
Rainy River	4.5	3.8	-	-	0.5	8.8	17.3
New Afton	5.6	0.4	1.6	0.7	-	8.3	1.4
Mesquite	-	-	-	-	-	-	0.7
Cerro San Pedro	3.8	0.3	0.2	0.3	0.5	5.1	6.3
Blackwater	-	-	-	-	0.3	0.3	0.4
Corporate	13.4	-	-	-	-	13.4	1.0
Total trade and other receivables	27.3	4.5	1.8	1.0	1.3	35.9	27.1

The Company sells its gold and copper concentrate production from New Afton to four different customers under off-take contracts.

The Company is not economically dependent on a limited number of customers for the sale of its gold and other metals because gold and other metals can be sold through numerous commodity market traders worldwide.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20.

The following table shows the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

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				As at December 31
(in millions of U.S. dollars)	< 1 year	1-3 years	4-5 years	After 5 years	2018 Total	2017 Total
Debt commitments
Trade and other payables	112.6	-	-	-	112.6	153.7
Long-term debt	-	-	500.0	300.0	800.0	1,030.0
Interest payable on long-term debt	50.3	100.8	65.5	26.3	242.9	292.9
Gold stream obligation	19.2	43.5	55.2	149.6	267.5	290.5
Total debt commitments	182.1	144.3	620.7	475.9	1,423.0	1,767.1

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, and global uncertainty in the capital markets, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

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(c) Currency Risk

The Company operates in Canada and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

(i) Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate.

(ii) Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments; accounts receivable, accounts payable and accruals, reclamation and closure cost obligations.

The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

	As at December 31, 2018
(in millions of U.S. dollars)	CAD	MXN
Exposure to currency risk
Cash and cash equivalents	12.9	0.6
Trade and other receivables	9.9	4.9
Income tax receivable	-	4.6
Trade and other payables	(105.0)	(14.1)
Deferred tax liability	(41.5)	-
Reclamation and closure cost obligations	(72.6)	(13.5)
Performance share units and restricted share units	(0.5)	-
Total exposure to currency risk	(196.8)	(17.5)

	As at December 31, 2017
(in millions of U.S. dollars)	CAD	AUD	MXN
Exposure to currency risk
Cash and cash equivalents	16.6	5.9	1.5
Trade and other receivables	19.5	-	6.2
Income tax receivable	0.4	-	4.2
Deferred tax asset	130.5	-	-
Trade and other payables	(141.6)	-	(11.5)
Deferred tax liability	(183.9)	-	(0.1)
Reclamation and closure cost obligations	(84.6)	-	(11.7)
Performance share units and restricted share units	(2.8)	(2.6)	-
Total exposure to currency risk	(245.9)	3.3	(11.4)

(iii) Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar and Mexican peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

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	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Impact of 10% change in foreign exchange rates
Canadian dollar	19.7	24.6
Australian dollar	-	(0.6)
Mexican peso	1.8	1.1

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Credit Facility interest is variable and a 1% change in interest rates would result in a difference of approximately $1.5 million in interest paid for the year ended December 31, 2018.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $1.0 million in interest earned by the Company for the year ended December 31, 2018 The Company has not entered into any derivative contracts to manage this risk.

(e) Metal and Input Price Risk

The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold, silver and copper.

For the year ended December 31, 2018, the Company’s revenue and cash flows were impacted by gold prices and copper prices. Metal price declines could cause continued development of, and production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. The Company’s exposure to changes in gold and copper prices has been significantly reduced as the Company has entered into gold and copper price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold and copper prices. The details of the remaining contracts as at December 31, 2018 can be found in Note 13.

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in mineral reserve and resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges.  Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.  Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

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An increase in gold and copper prices would decrease the Company’s net loss whereas an increase in fuel and electicity prices would increase the Company’s net loss. A 10% change in commodity prices and fuel and electricity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

	Year ended December 31, 2018		Year ended December 31, 2017
(in millions of U.S. dollars)	Net Earnings	Other Comprehensive Income	Net Earnings	Other Comprehensive Income
Impact of 10% change in commodity prices
Gold price	37.6	-	52.5	-
Copper price	6.5	-	9.0	-
Fuel and electricity price	5.5	-	4.6	0.3

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22. Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers among Levels 1, 2 and 3 during the year ended December 31, 2018 or the year ended December 31, 2017. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:

Provisionally priced contracts and gold and copper swap contracts

The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

Gold and copper price option contracts and copper forward contracts

The fair value of the gold and copper price option contracts and copper forward contracts are calculated using the mark-to-market method based on fair value prices obtained from the counterparties of the gold price option contracts, copper price option contracts and copper forward contracts.

Gold stream obligation

The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward metal prices, company specific credit spread based on the yield on the Company’s 2025 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine model.

Proceeds due from income tax refunds at Mesquite

The proceeds due from income tax refunds at Mesquite is related to income tax refunds that were recoverable by Mesquite on the date of the sale of Mesquite. These income tax refunds are required to be paid to the Company once Mesquite receives these income tax refunds. The fair value of the income tax refund receivable is calculated based on the value of the income tax refunds that Mesquite is expected to receive, and an unsecured discount rate.

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Performance share units (PSU)

The fair value of the PSU liability is calculated using the quantity of base options subject to cash settlement, the weighted-average three-year achieved performance ratio (calculated using the annualized return of the Company’s share price compared to the annualized return of the S&P Global Gold Index) and the expected share price at the end of the vesting period.

The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

		As at December 31, 2018		As at December 31, 2017
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Financial assets at amortized cost		103.7		216.2
Trade and other receivables	Financial assets at amortized cost		36.6		29.0
Provisionally priced contracts	Financial instruments at FVTPL	2	(1.6)	2	4.2
Gold and copper swap contracts	Financial instruments at FVTPL	2	0.9	2	(6.1)
Copper price option contracts	Financial Instruments at FVTPL	2	0.7	2	-
Proceeds due from income tax refunds at Mesquite(2)	Financial Instruments at FVTPL	3	8.5	3	-
Investments	Financial instruments at FVTPL	1	0.8	1	1.0
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		101.3		146.0
Long-term debt	Financial liabilities at amortized cost		780.5		1,007.7
Gold stream obligation	Financial instruments at FVTPL	3	182.4	3	273.5
Performance share units	Financial instruments at FVTPL	3	0.2	3	1.8
Restricted share units	Financial instruments at FVTPL	1	0.3	1	0.8
Copper price option contracts	Financial instruments at FVTPL	2	-	2	4.1
Gold price option contracts	Financial instruments at FVTPL	2	4.8	2	-
1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligations and the short-term portion of the gold stream obligation.
2.	Proceeds due from income tax refunds at Mesquite are included in other non-current assets on the consolidated statement of financial position.

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The carrying values and fair values of the Company’s financial instruments are as follows:

As at December 31, 2018			As at December 31, 2017
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	103.7	103.7	216.2	216.2
Trade and other receivables	36.6	36.6	29.0	29.0
Provisionally priced contracts	(1.6)	(1.6)	4.2	4.2
Gold and copper swap contracts	0.9	0.9	(6.1)	(6.1)
Investments	0.8	0.8	1.0	1.0
Copper price option contracts	0.7	0.7	-	-
Proceeds due from income tax refunds at Mesquite(2)	8.5	8.5	-	-
FINANCIAL LIABILITIES
Trade and other payables(1)	101.3	101.3	146.0	146.0
Long-term debt	780.5	652.9	1,007.7	1,064.3
Gold stream obligation	182.4	182.4	273.5	273.5
Performance share units	0.2	0.2	1.8	1.8
Restricted share units	0.3	0.3	0.8	0.8
Copper price option contracts	-	-	4.1	4.1
Gold price option contracts	4.8	4.8	-	-
1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligation and the short-term portion of the gold stream obligation.
2.	Proceeds due from income tax refunds at Mesquite are included in other non-current assets on the consolidated statement of financial position.

23. Operating leases

Non-cancellable operating lease rentals are payable as follows:

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Non-cancellable operating lease rentals
Less than 1 year	1.0	2.0
Between 1 and 5 years	0.5	5.0
More than 5 years	-	3.2
Total non-cancellable operating lease rentals	1.5	10.2

For the year ended December 31, 2018, an amount of $4.4 million was recognized as an expense in respect of operating leases (2017 - $4.4 million).

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24. Compensation of key management personnel

The remuneration of the Company’s key management personnel(1) was as follows:

	Year ended December 31
(in millions of U.S. dollars)	2018	2017
Key management personnel remuneration
Short-term benefits(2)	1.5	2.5
Share-based payments	-	2.4
Termination benefits	4.1	1.5
Total key management personnel remuneration	5.6	6.4
1.	Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company.

2.	Short-term benefits include salaries, bonuses payable within twelve months of the statement of financial position date and other annual employee benefits.

The remuneration of key executives is determined by the compensation committee having regard to the performance of individuals and market trends.

25. Commitments and contingencies

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At December 31, 2018, these commitments totalled $27.2 million, $26.9 million of which is expected to fall due over the next 12 months. This compares to commitments of $51.4 million as at December 31, 2017, $48.5 million of which was expected to fall due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

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